P&O

Established 1837

03 SEP 22 7:21

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

03032150

82-2083

11 September 2003

SUPPL

Dear Sirs

P&O ANNOUNCEMENT OF INTERIM RESULTS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 11 SEPTEMBER 2003

P&O ANNOUNCEMENT OF INTERIM RESULTS

Key points

- Operating profit from continuing operations more than doubled to £45.1 million (£19.1 million);
- Ports operating profit up 15% to £58.9 million (£51.2 million);
- Strong cyclical upturn benefiting cargo shipping;
- Ferries result down because of weaker tourist market; and
- Interim dividend maintained at 4.5p per share.

Financials	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m
Turnover from continuing operations	1,823.1	1,664.4
Operating profit from continuing operations	45.1	19.1
Profit before interest and tax	58.3	10.1
Profit/(loss) before tax	3.3	(44.2)
Loss per share	(1.6)p	(8.5)p
Dividend per share	4.5p	4.5p

Comment by P&O Chairman, Lord Sterling

"The huge growth in trade from Asia is strongly benefiting our ports and shipping businesses, with most commentators forecasting this trend to continue for some considerable time to come. We are therefore confident that we will achieve a significantly better result this year than in 2002, with further progress in both profits and Group restructuring in 2004."

A presentation of the results for analysts and investors will be held at 09.00 hours today at WestLB Panmure, Woolgate Exchange, 25 Basinghall Street, London EC2V. This presentation with accompanying audio will be webcast live on the Group website www.pogroup.com. Details can be found in the Investor section.

Further information: Peter Smith, Director, P&O
020 7930 4343

P&O is a major international logistics and transport company. Its fastest growing business is the development of container ports around the world. P&O is the leading ferry operator in the UK and provides cold logistics services internationally. It also owns half of P&O Nedlloyd, one of the world's largest container shipping lines, and development property located mainly in the US and Europe.

Our achievements so far in 2003 include:

- Container terminals – over £200 million invested in new projects and expansion of existing terminals around the globe to increase capacity by approximately 4 million teu, or 24%, over the medium term. Of particular note were the announcements of a major expansion in Qingdao, China which will make it one of the world's top 10 container ports, and investment in what is now our third port in India, at Mundra;
- Ferries – the reorganisation of P&O Ferries is on track to achieve synergies of over £15 million on an annualised basis. In May we announced proposals with Stena AB that would reduce our capital employed on the Irish Sea by approximately £50 million; and
- Other businesses – £51 million was realised by the disposal of P&O Maritime's 50% share of International Offshore Services. Our bulk shipping investment was further reduced through the sale of two vessels for $60 million.

DIVISIONAL PERFORMANCE

Ports

Operating profit increased by 15% to £58.9 million (£51.2 million). Adverse currency movements held back earnings by approximately £4 million. On a constant currency basis, operating profit would have increased by 23%.

P&O's share of container throughput grew 28% to 5.2 million teu in the six months to 30 June. Organic growth of 25% significantly exceeded estimates of growth in global containerised trade of approximately 10% in the same period.

Asia

Our Asian terminals grew strongly and achieved 32% organic volume growth. Operating profit grew 21% to £33.8 million (£27.9 million). In China, both Qingdao and Shekou experienced particularly high growth and are now operating at close to their current capacity. P&O is participating in expansion in both ports. Shekou II commenced operations in August and, as noted above, P&O has signed an agreement to participate in a major expansion in Qingdao.

In Thailand, LCIT is also operating at capacity and an agreement has been signed to expand into an adjacent terminal from early 2004. In the Philippines, non-container capacity at Manila is being converted into a dedicated roll-on/roll-off terminal which has yet to reach operating capacity and this, together with some weakness in grain and general cargo volumes, reduced profitability. In India, Nhava Sheva continued to benefit from the strong growth in container trade and is now close to capacity. Our new terminal in Chennai is nearing completion while our latest acquisition at Mundra on the north west coast handled its first ship in July.

Americas

Operating profit declined to £4.4 million (£6.7 million). Organic volume growth in containers was 17% but ongoing construction work at the New York terminal continued to depress both productivity levels and earnings. General cargo volumes were lower, partly as a result of continuing government restrictions on certain imports, but returns for this part of the business were reasonable. Our new container terminal acquisition in Vancouver is progressing well and the position in Argentina has improved with respect to volumes, both import and export, and earnings.

Australasia

Organic volume growth of 28% was achieved and operating profit increased to £7.5 million (£5.8 million). Strong container growth resulted in some congestion which reduced productivity. Non-containerised cargo continued to suffer due to the drought.

Europe

Organic volume growth of 17% was achieved and operating profit increased to £7.6 million (£4.1 million). The UK terminals performed well. The planning inquiries into London Gateway closed on 5 September with the Inspector's findings expected early in 2004. Profitability at the container terminal at Antwerp improved significantly, although tariffs remain low. On 1 July we completed our acquisition of EGIS Ports, giving us a major shareholding in France's largest stevedoring operation, in Le Havre and Marseilles.

Maritime

Operating profit was £5.6 million (£6.7 million). Utilisation levels of the offshore supply vessels were slightly down on 2002. As noted above, this part of the business, which contributed approximately 50% of the Maritime result, was disposed on 30 June. The remaining part of the business continued to make a steady contribution.

Ferries

Ferries reported a loss of £17.5 million (£11.9 million loss) in the usually weaker first half of the year. The result included a £4.1 million non-recurring charge following an EC requirement to repay previously approved state aid from the District Council of Vizcaya, Spain. This has no ongoing impact on the business.

There have been a number of structural and other changes in the business. On a like for like basis, operating profit on the Short Sea declined by £4.0 million to £3.5 million while our other routes improved by £2.1 million to a loss of £14.2 million. There was a significant downturn in the tourist business across most routes reflecting weak volumes in the market as a whole. Car rates on the Short Sea were approximately 15% lower than for the same period last year and this trend has continued into the second half. P&O Ferries' freight carryings increased 5% for the half year on a like for like basis and average rates improved slightly.

Annualised cost savings of £15 million from restructuring remain on track with net

business was announced in May with a Memorandum of Understanding with Stena AB for the proposed acquisition of part of P&O's ferry operations on the Irish Sea, now the subject of a Competition Commission referral, and the transfer of Stena's port operations at Stranraer to P&O's port at Cairnryan.

Within the Ferries result, the Ferrymasters logistics business made a profit of £0.2 million (loss of £1.0 million) with growth in freight management offset by a mixed performance in the Continental and Irish unit loads businesses.

Cold Logistics

Cold Logistics reported an operating profit of £7.6 million (£7.2 million).

In the US, the integration of the sites acquired from ProLogis in 2002 has been largely completed. Revenue and operating profit have exceeded expectations despite lower margins due to the higher proportion of distribution business. Some of our previous sites, however, continue to experience competitive pressure and reported reduced profits. The small business in Argentina achieved a result close to break-even in a difficult trading environment.

In Australasia, we continued to maintain a leading market position by gaining a number of new customers, particularly food manufacturers, and extending existing contracts. Revenue increased on a like for like basis and margins remained stable through continued focus on occupancy management, productivity and cost control.

Cargo Shipping

P&O's share of the result for P&O Nedlloyd improved by £29.0 million to an operating loss of £18.9 million (£47.9 million loss).

P&O Nedlloyd typically produces a seasonal loss in Q1. The significantly improved half year result reflected the strong upturn in Q2 which saw a profit for the business as a whole of $11 million (loss of $46 million). This was largely due to improved rates as a result of a favourable balance of supply and demand in the industry.

Rate restoration programmes on the major Europe-Asia trade have been successful. On the transpacific routes rate negotiations were concluded successfully towards the end of the first half although they will largely benefit the second half of the year. Overall, P&O Nedlloyd achieved a 7% increase in rates to $1,224 per teu ($1,139 per teu) and a 7% growth in volume to 1.82 million teu (1.69 million teu). High bunker fuel prices and ship charter costs, and the weakening of the US dollar against the Euro had a negative impact on unit costs.

P&O Nedlloyd achieved like for like cost savings of $300 million annualised as at end June 2003 and is on track to complete the implementation of its global systems programme next year. The shared service centres in India and China continue to absorb an increasing proportion of back office functions and are playing a significant role in enabling P&O Nedlloyd to comply with US Customs rules on advance notification of manifest data for cargo bound for US ports.

P&O's share of the result of its passive interest in Associated Bulk Carriers was a profit of £5.8 million (loss of £0.1 million). The significant improvement in the result was due to average revenue rates increasing to $20,300 for the 6 months to 30 June 2003 compared to $11,200 in 2002. The fleet was further reduced from 14 to 12 vessels in the period and P&O received cash from the business.

Property

Property achieved a result of £14.2 million (£20.6 million). As expected, the result was lower because of reduced development property activity in the US.

In the US, operating profit was £7.1 million lower than last year primarily due to lower activity in Atlanta. In our mixed use parks in Denver, Atlanta and Houston, there is reduced demand for new offices but levels of interest for other types of property are steady. In Boston, where our biggest single development property is located, office leasing was relatively healthy with over 95% occupancy.

In the UK, results were in line with the prior period. Progress continues to be made at Waterloo and construction commenced at Regent Quarter, Kings Cross. In Germany, overall economic conditions have resulted in the office market remaining flat. However, vacancy rates in Hamburg, where our main development has now been completed, are low.

Our Australian resorts traded consistently with the prior period, with strong domestic demand offsetting weaker American demand. La Manga in Spain had a good first half considering the weaker overall tourist market but the result was lower due to the timing of land sales.

OUTLOOK

Despite the slow rates of growth in some of the world's leading economies, levels of international trade remain high as manufacturing moves increasingly to lower cost locations. Our rapidly expanding ports business, where almost half of our assets are in Asia, is benefiting from this as well as from our competitive strengths in individual local markets. Container shipping is also seeing a strong uplift, with the balance of supply and demand expected to remain favourable through until the end of 2005 but with some external cost pressures. As regards our other businesses, the Ferries result in 2003 will be held back by the weaker overall tourist market but this should be offset by increases elsewhere.

Overall, we are confident that we will achieve a significantly better result this year than in 2002, with further progress in both profits and Group restructuring in 2004.

GROUP PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Turnover: Group and share of joint ventures (note 1)	1,823.1	2,055.2	4,519.2
Less: share of joint ventures' turnover	(762.4)	(853.7)	(1,843.1)
Group turnover	**1,060.7**	**1,201.5**	**2,676.1**
Net operating costs	(1,026.0)	(1,155.8)	(2,524.6)
Group operating profit	**34.7**	**45.7**	**151.5**
Share of operating results of: joint ventures	(6.0)	(27.8)	(43.6)
associates	16.4	5.9	13.1
Continuing operations	45.1	19.1	109.0
Discontinued operations	-	4.7	12.0
Total operating profit (note 2)	**45.1**	**23.8**	**121.0**
Profit/(loss) on sale of fixed assets and sale and termination of businesses and operations	13.2	(13.7)	(144.9)
Profit/(loss) on ordinary activities before interest and taxation	**58.3**	**10.1**	**(23.9)**
Net interest payable and similar items (note 7)	(55.0)	(54.3)	(111.8)
Profit/(loss) on ordinary activities before taxation	**3.3**	**(44.2)**	**(135.7)**
Taxation (note 8)	(8.8)	(8.5)	(35.5)
Loss on ordinary activities after taxation	**(5.5)**	**(52.7)**	**(171.2)**
Equity minority interests	(3.5)	(2.9)	(8.5)
Loss for the period attributable to stockholders	**(9.0)**	**(55.6)**	**(179.7)**
Dividends on equity and non-equity share capital	(34.8)	(32.3)	(95.1)
Retained loss for the period	**(43.8)**	**(87.9)**	**(274.8)**
Basic and diluted loss per £1 nominal of deferred stock (note 9)	**(1.6)p**	**(8.5)p**	**(27.1)p**
Dividends per £1 nominal of deferred stock	**4.5p**	**4.5p**	**13.5p**

SUMMARISED GROUP BALANCE SHEET
AS AT 30 JUNE 2003

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Goodwill and intangible assets	326.0	165.5	246.2
Ships	465.6	214.0	430.8
Land and buildings	439.9	506.0	446.4
Other fixed assets	682.3	624.3	592.9
Investments	805.6	1,048.2	830.0
Properties held for development and sale	476.0	389.4	380.3
Stocks	64.2	56.7	60.4
Debtors	588.8	667.2	528.0
	3,848.4	3,671.3	3,515.0
Net borrowings (note 10)	(1,469.4)	(1,239.6)	(1,346.8)
Other creditors	(787.1)	(739.3)	(681.1)
Provisions for liabilities and charges	(144.2)	(146.5)	(148.7)
Net assets	**1,447.7**	**1,545.9**	**1,338.4**
Stockholders' funds	**1,409.1**	**1,509.5**	**1,304.1**
Equity minority interests	38.6	36.4	34.3
	1,447.7	**1,545.9**	**1,338.4**

With effect from 1 January 2003, £85.7 million of investment property previously reported in land and buildings was transferred to properties held for development and sale.

The total of loans and other creditors falling due after more than one year amounts to £1,446.0 million (30 June 2002 £1,273.9 million: 31 December 2002 £1,269.7 million).

SUMMARISED GROUP CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Net cash inflow from operating activities (note 11)	79.7	80.2	281.4
Dividends from joint ventures and associates	20.0	7.4	29.5
Returns on investments and servicing of finance	(41.7)	(43.2)	(94.5)
Taxation	(10.5)	(14.4)	(34.6)
	47.5	30.0	181.8
Purchase of fixed assets and investments	(135.3)	(73.0)	(198.0)
Sale of fixed assets and investments	5.4	14.8	42.4
Purchase of subsidiaries, joint ventures and associates	(170.9)	(33.7)	(251.9)
Sale of subsidiaries, joint ventures and associates	89.0	3.4	177.9
	(164.3)	(58.5)	(47.8)
Equity dividends paid	(60.8)	(61.0)	(91.6)
Net cash outflow before management of liquid resources and financing	(225.1)	(119.5)	(139.4)
Management of liquid resources	-	-	0.1
Issues of stock	120.0	0.5	0.5
Issue costs of stock placing	(2.1)	-	-
Other financing cash flows	140.7	116.9	115.1
Increase/(decrease) in cash	33.5	(2.1)	(23.7)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Loss for the period attributable to stockholders	(9.0)	(55.6)	(179.7)
Deficit on valuation of properties including those held by joint ventures and associates	(0.1)	-	(7.9)
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	-	-	(12.7)
Exchange movements on foreign currency net investments (net of taxation)	31.2	(45.5)	(90.6)
Total recognised gains and losses for the period	22.1	(101.1)	(290.9)

RECONCILIATION OF MOVEMENTS IN STOCKHOLDERS' FUNDS FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Total recognised gains and losses for the period	22.1	(101.1)	(290.9)
Dividends on share capital	(34.8)	(32.3)	(95.1)
New stock issued	120.0	0.5	0.5
Issue costs of stock placing	(2.3)	-	-
Goodwill on disposals	-	-	47.2
Net change in stockholders' funds	105.0	(132.9)	(338.3)
Stockholders' funds at the beginning of the period	1,304.1	1,642.4	1,642.4
Stockholders' funds at the end of the period	1,409.1	1,509.5	1,304.1

NOTES TO THE INTERIM ACCOUNTS

1 Turnover: Group and share of joint ventures

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Continuing operations			
Ports	443.2	383.1	797.2
Ferries	505.7	458.2	1,042.3
Cold Logistics	103.7	69.4	153.1
P&O Nedlloyd	689.3	666.8	1,549.7
Property	81.2	86.9	183.6
	1,823.1	1,664.4	3,725.9
Discontinued operations			
Contract Logistics	-	390.8	793.3
	1,823.1	2,055.2	4,519.2

2 Total operating profit: Group and share of joint ventures and associates

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Continuing operations			
Ports (note 5a)	58.9	51.2	116.8
Ferries	(17.5)	(11.9)	13.7
Cold Logistics	7.6	7.2	12.5
P&O Nedlloyd	(18.9)	(47.9)	(85.6)
Bulk Shipping	5.8	(0.1)	(0.8)
Property (note 6a)	14.2	20.6	52.4
Pension deficit charges	(5.0)	-	-
	45.1	19.1	109.0
Discontinued operations			
Contract Logistics	-	4.7	12.0
	45.1	23.8	121.0

Ferries operating profit for the year to 31 December 2002 is stated after the deduction of reorganisation costs of £16.5 million.

3 Operating profit before depreciation and amortisation

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Continuing operations			
Ports	97.1	85.4	184.3
Ferries	9.9	12.6	69.7
Cold Logistics	12.6	11.4	21.0
P&O Nedlloyd	16.4	(2.2)	0.4
Bulk Shipping	8.4	5.2	7.2
Property	17.9	24.7	61.0
Pension deficit charges	(5.0)	-	-
	157.3	137.1	343.6
Discontinued operations			
Contract Logistics	-	12.1	27.2
	157.3	149.2	370.8

In the above table, operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries, joint ventures and associates.

The Group's goodwill amortisation charge relating to continuing operations was £7.2 million (30 June 2002 £4.3 million: 31 December 2002 £9.6 million). The Group's share of amortisation of goodwill and intangible assets within joint ventures and associates was £4.5 million (30 June 2002 £4.0 million: 31 December 2002 £8.9 million).

4 Net operating assets

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Continuing operations			
Ports (note 5b)	1,109.0	951.2	965.3
Ferries	661.1	485.6	627.1
Cold Logistics	222.1	181.7	223.5
P&O Nedlloyd	603.3	700.4	608.8
Bulk Shipping	69.6	127.3	96.9
Property (note 6b)	870.6	875.8	848.0
	3,535.7	3,322.0	3,369.6
Discontinued operations			
Contract Logistics	-	190.5	-
	3,535.7	3,512.5	3,369.6

The net operating assets are reconciled to stockholders' funds as follows:

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Net operating assets	3,535.7	3,512.5	3,369.6
Interest bearing investments	11.1	11.4	10.4
Group share of joint venture and associate loans	(432.3)	(510.0)	(465.0)
Group share of joint venture and associate other non operating net assets	17.2	3.1	18.5
Net borrowings	(1,469.4)	(1,239.6)	(1,346.8)
Corporation tax and deferred tax	(178.0)	(197.3)	(185.6)
Dividends payable	(36.6)	(34.2)	(62.7)
Minority interests	(38.6)	(36.4)	(34.3)
	1,409.1	1,509.5	1,304.1

5 Ports operating profit and net operating assets

a) Operating profit

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Asia	33.8	27.9	61.9
Americas	4.4	6.7	14.8
Australasia	7.5	5.8	15.4
Europe	7.6	4.1	11.5
	53.3	44.5	103.6
Maritime Services	5.6	6.7	13.2
	58.9	51.2	116.8

b) Net operating assets

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Asia	510.3	434.6	432.0
Americas	215.2	153.3	156.9
Australasia	174.9	150.6	152.4
Europe	176.4	136.4	148.7
	1,076.8	874.9	890.0
Maritime Services	32.2	76.3	75.3
	1,109.0	951.2	965.3

6 Property operating profit and net operating assets

a) Operating profit	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
US	6.5	13.6	30.1
UK	2.8	2.8	10.9
Continental Europe	2.5	0.7	1.5
Resorts	1.3	3.4	8.1
Other	1.1	0.1	1.8
	14.2	20.6	52.4

b) Net operating assets	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
US	346.5	385.3	349.8
UK	107.2	107.2	120.0
Continental Europe	175.4	156.3	157.1
Resorts	124.5	101.6	106.0
Other	42.7	56.5	39.8
	796.3	806.9	772.7
Amounts receivable from prior period transactions	74.3	68.9	75.3
	870.6	875.8	848.0

7 Net interest payable and similar items

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Group	(42.0)	(40.0)	(84.0)
Joint ventures	(9.2)	(10.6)	(21.1)
Associates	(3.8)	(3.7)	(6.7)
	(55.0)	(54.3)	(111.8)

8 Taxation

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
United Kingdom	(0.9)	(0.4)	8.4
Overseas	(3.1)	(5.0)	(31.8)
Joint ventures	(3.0)	(3.1)	(10.9)
Associates	(1.8)	-	(1.2)
	(8.8)	(8.5)	(35.5)

Included in the taxation charge is a charge of £3.0 million (30 June 2002 £nil: 31 December 2002 £0.4 million) in respect of profits and losses on sale of fixed assets and sale and termination of businesses and operations.

9 Earnings per £1 nominal of deferred stock

The calculations of the basic and diluted loss per £1 nominal of deferred stock are based on the loss for the period attributable to equity stockholders of £10.9 million (30 June 2002 £57.5 million loss: 31 December 2002 £183.5 million loss) and the weighted average number of £1 nominal of deferred stock of 681.4 million (30 June 2002 676.8 million: 31 December 2002 676.3 million).

Following the issue in June 2003 of 54.6 million £1 nominal of deferred stock by way of a placing, at 30 June 2003 there was 730.2 million £1 nominal of deferred stock in issue, excluding the deferred stock units held within the P&O Group Employee Benefit Trust which are excluded in calculating earnings per £1 nominal of deferred stock.

10 Net borrowings

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Loans due within one year	(155.8)	(91.2)	(183.3)
Loans due after more than one year	(1,388.9)	(1,207.5)	(1,210.5)
	(1,544.7)	(1,298.7)	(1,393.8)
Short term borrowings and bank overdrafts	(34.8)	(20.7)	(19.0)
Cash and liquid resources	110.1	79.8	66.0
	(1,469.4)	(1,239.6)	(1,346.8)

In the Company's statutory accounts, short term borrowings and bank overdrafts are included within other creditors, and cash and liquid resources are included within current assets.

11 Operating cash flow

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Group operating profit	34.7	45.7	151.5
Depreciation and amortisation	62.9	56.7	124.9
Increase in properties held for development and sale	(9.3)	(8.6)	(21.2)
(Increase)/decrease in stocks	(2.2)	(0.8)	3.6
(Increase)/decrease in debtors	(31.2)	(20.0)	46.5
Increase/(decrease) in creditors and provisions	24.8	7.2	(23.9)
Net cash inflow from operating activities	**79.7**	**80.2**	**281.4**

12 Movement in net borrowings

	Six months to 30 June 2003 £m	Six months to 30 June 2002 £m	Year to 31 Dec 2002 £m
Net cash outflow before management of liquid resources and financing	(225.1)	(119.5)	(139.4)
Issues of stock	120.0	0.5	0.5
Issue costs of stock placing	(2.1)	-	-
Borrowings of subsidiaries (acquired) less sold	-	(8.3)	(126.1)
Inception of finance leases and other non-cash movements in net borrowings	-	(38.1)	(37.5)
Exchange movements in net borrowings	(15.4)	22.5	52.4
Increase in net borrowings	(122.6)	(142.9)	(250.1)

13 Basis of preparation

The figures are prepared using the same accounting policies as for the year to 31 December 2002. The figures for the six months to 30 June 2003 and 30 June 2002 are unaudited.

The comparative figures for the financial year ended 31 December 2002 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The 2003 interim results will be posted to stockholders on 16 September 2003 and will be available for inspection from that date at the head office of the Company at 79 Pall Mall, London SW1Y 5EJ.

Independent review report by KPMG Audit Plc to The Peninsular and Oriental Steam Navigation Company

Introduction

We have been engaged by the Company to review the financial information set out on pages 8 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

As this is the first independent review report issued on the Group's interim results, the comparative figures for the period ended 30 June 2002 have not been subject to the review procedures set out above.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
11 September 2003

8 Salisbury Square
London
EC4Y 8BB

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